TMD ENERGY LIMITED

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

Via Edgar

December 10, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: TMD Energy Ltd (the “Company”)

Draft Registration Statement on Form F-1

Submitted June 11, 2024

CIK No. 0002009714

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated December 5, 2024 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Capitalization, page 50

1.	Please remove your proforma as adjusted (Full exercise of over-allotment option) column. In addition, remove the similar column and related disclosures in your dilution disclosure.

Response: We respectfully advise the Staff that we have revised pages 50 and 51 of the Amended F-1.

Dilution, page 51

2.	You appear to include deferred offering costs in your historical net tangible book value of $17,212,343 as of June 30, 2024. Please revise to exclude such costs from your net tangible book value.

Response: We respectfully advise the Staff that we have revised page 51 of the Amended F-1.

Unaudited Condensed and Consolidated Statements of Cash Flows, page F-31

3.	Please tell us what the repayment to related party payables of $7,426,919 for the June 30, 2024 period represents, how it was calculated, and how it relates to amounts disclosed on page F-42 and F-43.

Response: We respectfully advise the Staff that we have revised page F-31 of the Amended F-1. The decrease in related party payables is revised to $5,553,864.

The decrease of $5,553,864 in related party payables consist of the following:

(i)	$241,984 repayment to related parties which relates to F42 & F43 which evidenced by the movement in the amount due to related parties as at December 31, 2023 and June 30, 2024 amounting to $522,593 and $280,609 respectively; and

(ii)	5,311,880 represents the reversal of Additional Paid-In Capital (“APIC”) by Straits Energy Resources Berhad (“Straits”), which was originally recorded in prior year 2022 as APIC in Tumpuan Megah Development Sdn Bhd (“TMD”). This amount was a cash consideration initially made by Straits for the purpose of acquiring shares in TMD and was appropriately classified as APIC under equity. However, the issuance of shares never occurred. In 2024, as part of the restructuring for the purpose of the IPO, Straits formally terminated the acquisition of shares. Consequently, the APIC was reversed and offset against the amount owed by Straits resulting in a net balance of USD617,290 due from Straits, as disclosed on Page F42.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Dato Sri’ Kam Choy HO
TMD Energy Limited
Chief Executive Officer
Encl.